Filed by Crown PropTech Acquisition Corp.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Crown PropTech Acquisition Corp.

Commission File No. 001-40017

Date: November 10, 2021

Brivo, Inc. and Crown PropTech Acquisitions Investor Call

Corporate Participants:

Richard Chera, Chairman and Chief Executive Officer, Crown PropTech Acquisitions

Dean Drako, Chairman, Brivo, Inc.

Steve Van Till, Chief Executive Officer, Brivo, Inc.

Operator

Good morning, ladies and gentlemen. Thank you for standing by, and welcome to the Brivo, Inc. and Crown PropTech Acquisitions proposed merger announcement conference call and webcast. We appreciate everyone joining us today.

The information discussed today is qualified in its entirety by the Form 8-K that has been filed by Crown PropTech Acquisitions and may be accessed on the SEC's website, including the exhibits thereto. Please note that the press release issued this morning and related SEC documents can also be found on Crown PropTech Acquisitions' website at crownproptech.com.

The investor deck that will be presented as part of today's discussion has been publicly filed with the SEC and posted on Crown PropTech Acquisitions’ website, where it is available for download. Please review the disclaimers included therein and refer to that as the guide for today's call. For everyone on the phone, Crown PropTech Acquisitions and Brivo will not be fielding any questions on today's call. Also, statements we make during this call that are not statements of historical facts constitute forward-looking statements that are subject to risks, uncertainties and other factors that could cause our actual results to differ from historical results and/or from our forecast, including those set forth in Crown PropTech Acquisitions’ Form 8-K filed today and the exhibits thereto.

For more information, please refer to the risks, uncertainties and other factors discussed in Crown PropTech Acquisitions’ SEC filings. All cautionary statements that we make during this call are applicable to any forward-looking statements we make whenever they appear. You should carefully consider the risks, uncertainties and other factors discussed in Crown PropTech Acquisitions’ SEC filings. Do not place undue reliance on forward-looking statements, which we assume no responsibility for updating.

Hosting today's call are Richard Chera, Chairman and Chief Executive Officer of Crown PropTech Acquisitions; Dean Drako, Chairman of Brivo; and Steve Van Till, Founder and Chief Executive Officer of Brivo. I will now turn the call over to Richard Chera.

Richard Chera

Thank you, and good morning everyone. My name is Richard Chera, and I am a Co-Founder and Senior Managing Director of Crown Acquisitions, Inc., a New York-based holding company with extensive holdings in landmark real estate and branding assets, as well as a Co-Founder and Chief Executive Officer of ReWyre, a technology aggregator and intelligent city master planner. I am also the Chairman and Chief Executive Officer of our SPAC, Crown PropTech Acquisitions, which trades on the New York Stock Exchange under the ticker, CPTK. Our team has more than 50 years of combined experience in real estate transactions, branding assets and integrated emerging technologies and has acquired and developed billions of dollars of high-profile commercial real estate assets. The goal of our SPAC was to target and merge with a business that provides technological solutions that make the built environment more accessible, connected, dynamic, efficient, experiential and sustainable – which is precisely why we are excited to announce the proposed business combination of Crown PropTech Acquisitions and Brivo, the global leader in cloud-based building access management for commercial real estate across asset types including industrial and office, large distributed enterprises and multifamily residential. As mentioned, I am joined today by Dean Drako, Brivo’s Chairman, and Steve Van Till, who founded Brivo and has been the leader of this highly innovative business for more than 20 years. You will hear from both of them shortly.

Having spent substantial time with Brivo’s team and their products, services and solutions, we are firm believers in the power of Brivo’s foundational platform to transform buildings into smart spaces, where owners and operators now have significantly more control, visibility and bandwidth to enhance performance. We are highly attracted to Brivo, its business model and its growth prospects for a number of reasons.

First is the company’s leading position in the industry with unparalleled experience and customer reach, demonstrated by its over 44,500 customer accounts that rely on Brivo’s cutting-edge, cloud-based technologies every day for their building access management needs. Brivo is a longstanding business that has gained the trust of the world’s most sophisticated and reputable companies to guard their entryways and protect their employees, assets and facilities with comprehensive end-to-end solutions that capture the complexities of the security industry only a longstanding market innovator can truly understand.

Second is Brivo’s best-in-class products, technologies and continuous innovation across offerings. Brivo provides a leading building access management platform that is critical for enterprise, commercial and multifamily buildings in today’s age and day. Furthermore, Brivo is a rapidly growing PropTech company, revolutionizing the user experience by adopting mobile technology to digitize the real estate and smart space landscape. Brivo’s mobile apps engage users and drive further adoption across tenants, management, integrators and residents.

Third is their strong performance, evidenced by impressive KPIs, and compelling growth opportunity. Brivo’s SaaS-driven business model exhibits strong retention, high operating leverage and attractive unit economics. The company is targeting a large and growing TAM of $70 billion, underpinned by strong demand and adoption across attractive end markets in enterprise, commercial and multifamily.

Fourth is the management team, which has a tremendous history and experience in the sector, led by Steve. The company has built out a robust go-to-market strategy over the past 20 years, which is a hybrid approach combining a direct sales team and an extensive network of 1,500 channel partners.

And lastly, we believe there are significant synergies between our two companies with technology adoption across Crown’s portfolio as well as the ability to leverage Crown’s extensive relationships and global networks. Crown can rapidly expand and scale Brivo’s reach in the B2B market and has access to leading international networks across commercial real estate investors, hospitality partners and REITs that would benefit from the adoption of Brivo’s transformational technology. Additionally, through ReWyre, a technology aggregating platform, Brivo can actively be connected to developers. We are excited about these synergies and are highly confident in the significant industrial logic for this business combination.

Brivo is entering the next phase of growth as a public company, supported by favorable secular tailwinds driving a smart spaces movement. Brivo brings significant value to the ecosystem, and we believe there is a compelling opportunity to leverage our experience and relationships to further establish the company as a preeminent provider of cloud-based access management and smart building technology.

With respect to the key terms of the transaction, the combined company will have an estimated pro forma enterprise value of $808 million, representing a transaction multiple of 7.3x on 2022E revenues. Existing Brivo shareholders will roll over 100% of their equity, retaining approximately 69% ownership in the pro forma company. There is approximately $276 million currently held in Crown’s trust account, subject to any redemptions by Crown shareholders. An investor group led by Golub Capital Credit Opportunities has agreed to provide $75 million in a convertible note to the combined company that will close concurrently with the business combination, subject to satisfaction of related conditions. Overall, the business combination will provide Brivo with up to $304 million of capital to advance its mission of delivering the highest quality products and services to protect its customers and to fuel its multi-faceted growth strategy, with the actual amount of capital provided depending on the level of redemptions by Crown shareholders. Assuming no redemptions, Crown shareholders will own approximately 31% of the combined company.

With that, I am pleased to introduce you to Dean Drako, Chairman of Brivo, and Steve Van Till, Founder and Chief Executive Officer of Brivo; Dean, over to you.

Dean Drako

Thanks, Richard.

Brivo and Crown have built a strong relationship, and we have gained a deep appreciation for the significant experience Crown brings to the table – Crown will provide key strategic insight and access to important relationships as we further build out and expand our reach.

I acquired Brivo in 2015 and have been serving as Brivo’s Chairman since then.  Having spent many years leading companies focused  on security technology and cloud enablement, I recognized  Brivo as the industry’s top access control system.  I was drawn to its forward-thinking cloud architecture and open API approach, its strong leadership team and its mission to deliver the highest quality products and solutions that protect our buildings, homes, assets, employees, families and communities.

In 2015, we had 6 million credentialed users and 100,000 access points – today, we have over 23 million credentialed users and over 333,000 access points.  I am enthusiastic about this growth, as well as what we have delivered in terms of our products and technology, our platform, our team, our partner networks and our scale.

I will continue to serve as Chairman of the Board of the combined company. With our substantial experience, foundational positioning, proven business model and constant drive to innovate, along with our new partners at Crown, we are uniquely positioned to capitalize on the exciting opportunities ahead of us.

To talk more about our company and growth strategies, I will now turn it over to Steve.  Steve.

Steve Van Till

Thanks, Dean.

Brivo has been serving commercial customers since we launched our cloud-based access control and connected hardware solutions in 2002 and pioneered the category of cloud-based smart spaces platforms. We built the company from the ground up with the goal of providing the best technology and support to property owners, managers and tenants as they look for more from the buildings where they live, work, learn, shop, eat, worship, play – and almost anything else you could name. We recognized the cloud as the most powerful way of doing that.

Today, Brivo is the global leader in mobile, cloud-based access control and smart space platforms. Our product ecosystem and open API provide businesses with powerful digital tools to increase security automation, elevate employee and tenant experience and improve the safety of all people and assets in the built environment. Our building access platform has grown to become the digital foundation for the largest collection of customer facilities in the world, trusted by more than 23 million credentialed users across more than 44,500 diversified customer accounts occupying over 300 million square feet of secured space in over 72,000 buildings. In terms of our geographic reach, we have customers across all 50 states and in 42 countries.

Here are the three most important things about how our business works.

First, we build cloud-based software platforms and the hardware that connects buildings to the cloud. We have spent countless hours and over $100 million in R&D since our inception and have delivered our 4th generation data-driven, cloud-based SaaS platform. Our comprehensive product suite includes access control, smart readers, touchless mobile credentials, visitor management, occupancy monitoring, AI-based analytics, health and safety features and fully integrated video surveillance, smart locks and intercoms. We are proud of the 65+ software partners we have worked with to help expand our API ecosystem over time. The tight integration between our SaaS platform and connected devices enables us to provide a complete solution for our customers’ smart space needs. The substantial resources we have devoted to the build-out of our mobile apps gives us the opportunity to engage users and drive adoption. We have four different mobile apps – Tenant Experience, Resident Experience, Management Experience and Integrator Experience – each bundling features and capabilities unique to each of these user personas.

Second, our products and solutions are a fit for every kind of commercial property in the world – meaning that our customers represent the full spectrum of business types. We currently serve 41,000 commercial, 2,750 multifamily and 750 enterprise accounts. Our customers include real estate owners from office to industrial, as well as some of the most sophisticated corporations globally, including Greystar, Whole Foods, DocuSign, Realogy and NTT. Across access management, sensor monitoring, visual awareness, visitor and delivery management and AI-driven data analytics, these Brivo customers all benefit from the core functionality required to operate, glean valuable insights and optimize the performance of their buildings.

Third, we deliver our products and solutions to our customer base through a network of over 1,500 systems integration channel partners who provide local sales, services and installation. This is a unique point of channel leverage for us. We also have developed strong, longstanding relationships with some of the largest integrators in the industry: ADT since 2003, Johnson Controls also since 2003 and Stanley since 2008, to name a few. We also have a vertically organized sales team and have established a well-aligned incentive structure with our channel partners to ensure loyalty and continued growth.

Brivo’s sustained double-digit annual growth is a testament to this strong business model as well as our management team that has consistently executed on our strategy. As Richard highlighted, the Brivo team has more experience building and selling cloud-based access control than any other company in the world. The results can be seen in our metrics. We have attractive unit economics that drive highly productive and profitable customer relationships, with a compelling lifetime value to customer acquisition cost, or CAC, ratio of 6.1x and – almost unheard of – a zero CAC payback period. We have also logged an industry-leading net retention of 120%.

With our experience and past success, we are highly confident in our ability to continue to scale and capitalize on the massive opportunity in front of us created by the smart space revolution that is underway.

There are also four big secular trends that make this the right time for accelerated growth. First, the PropTech boom has accentuated the value of buildings having better connected digital solutions for access management, tenant experience and sustainability. The second trend, there is now a clear customer preference for cloud-based building services that work as virtually all other enterprise applications do already. Cloud is now 10-15% of the access control market and is expected to grow 5x over the next five years. The third trend, channel partner cloud favorability has swung dramatically from 20% to 75% over the last five years. And finally, hybrid work patterns with employees constantly changing spaces – and what is now the new normal in health and safety – call for a higher density of robust smart space solutions.

These four major secular trends have come together to create a $70 billion total addressable market – $28 billion in products and $42 billion in SaaS. Notably, the majority of the high margin SaaS revenue, what we estimate to be $30 billion of this opportunity, is concentrated in Brivo’s primary markets of enterprise and commercial buildings, where we are singularly positioned to capture it.

How will we get there? Some of transaction proceeds with Crown will be used to unlock growth via the expansion of sales and marketing, customer acquisition, SaaS service expansion and product development. We are expanding our domestic and international field sales teams and roles to handle the increase in demand we are seeing. As highlighted, the efforts of our sales team are amplified by our channel. The more salespeople on our team, the more channel partners we can support and leverage to sign on more end customers. Once customer are onboard with us, most soon realize that they need to scale up beyond their initial purchase. Through our “land and expand” support, we have helped customers scale their systems across new use cases and properties. We plan to invest in design, execution and customer success capacity to help customers meet their expansion objectives.

With this greater scope comes the need for more SaaS services, representing an opportunity to increase recurring revenue per account. We also hear from our customers regularly: “Brivo should build this new product.” Our answer is that we have a proven path for adding new, complementary and synergistic products to existing channels and increasing sales, and our current product roadmap is robust, focused on extending core capabilities as well as service extensions. Our team has continuously delivered on the various elements of this strategy, which gives us confidence that these growth levers are repeatable and scalable.

To wrap up, we are excited about all that lies ahead of us. Over the last 20+ years, we have built a strong and trusted brand, pushed the industry forward with innovative products and services and developed a robust business model and foundational platform. The proposed merger with Crown Proptech Acquisitions allows our management team to activate our proven strategy and capitalize on the remarkable opportunity in smart spaces brought about by favorable market fundamentals.

On behalf of the Brivo management team, I would like to thank all the Brivo employees and investors who have been instrumental in getting our company to this point. I would also like to welcome our newest investors, including Crown PropTech Acquisitions and Golub Capital, in partnering with us at Brivo as we take the next step in transitioning to a public company. Thank you for joining us, we appreciate your time and interest in Brivo and look forward to sharing additional updates as we progress.

This transcript is provided for informational purposes only and has been prepared to assist interested parties in making their own evaluation with respect to a potential business combination (the “proposed business combination”) between Brivo, Inc. (“Brivo”) and Crown PropTech Acquisition Corp. (“Crown”) and related transactions and for no other purpose.

Forward Looking Statements

This transcript includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as “estimate,” “plan,” “project,” “forecast,” “intend,” “will,” “expect,” “anticipate,” “believe,” “seek,” “target” or other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements include, but are not limited to, statements regarding estimates and forecasts of financial and performance metrics, projections of market opportunity and market share, expectations and timing related to commercial product launches, potential benefits of the proposed business combination and the potential success of Brivo's go-to-market strategy, and expectations related to the terms and timing of the proposed business combination. These statements are based on various assumptions, whether or not identified in this transcript, and on the current expectations of Brivo’s and Crown’s management and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by any investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of Brivo and Crown. These forward-looking statements are subject to a number of risks and uncertainties, including changes in domestic and foreign business, market, financial, political and legal conditions; the inability of the parties to successfully or timely consummate the proposed business combination, including the risk that any required regulatory approvals are not obtained, are delayed or are subject to unanticipated conditions that could adversely affect the combined company or the expected benefits of the proposed business combination or that the approval of the shareholders of Crown or Brivo is not obtained; the lack of third party valuation in determining whether or not to pursue the proposed business combination; failure to realize the anticipated benefits of the proposed business combination; risks relating to the uncertainty of the projected financial information with respect to Brivo; the risk that the conditions to the financing for the proposed business combination may not be satisfied or waived; the effect of the announcement or pendency of the proposed business combination on Brivo’s business relationships, performance and business generally; risks that the proposed business combination disrupts current plans of Brivo and potential difficulties in Brivo employee retention as a result of the proposed business combination; the ability to implement business plans, forecasts and other expectations after the completion of the proposed business combination, and identify and realize additional opportunities; Brivo's ability to attract and retain customers; the combined company's ability to up-sell and cross-sell to customers, including the success of Brivo’s customers’ development programs, which will drive future revenues; the ability of the combined company to compete effectively and its ability to manage growth; the amount of redemption requests made by Crown’s public shareholders; the ability of Crown or the combined company to issue equity or equity-linked securities in connection with the proposed business combination or in the future; the outcome of any potential litigation, government and regulatory proceedings, investigations and inquiries; the risk that the combined company’s securities will not be approved for listed on the New York Stock Exchange or if approved, maintain the listing; and those factors discussed in Crown’s final prospectus dated February 8, 2021 and Quarterly Report on Form 10-Q for the quarter ended June 30, 2021, dated August 16, 2021, and, when available, the preliminary proxy statement/prospectus of Crown related to the proposed business combination, in each case, under the heading “Risk Factors,” and other documents of Crown filed, or to be filed, with the Securities and Exchange Commission (“SEC”). If any of these risks materialize or our assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that neither Crown nor Brivo presently know or that Crown and Brivo currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements reflect Crown’s and Brivo’s expectations, plans or forecasts of future events and views as of the date of this transcript. Crown and Brivo anticipate that subsequent events and developments will cause Crown’s and Brivo’s assessments to change. However, while Crown and Brivo may elect to update these forward-looking statements at some point in the future, Crown and Brivo specifically disclaim any obligation to do so. These forward-looking statements should not be relied upon as representing Crown’s and Brivo’s assessments as of any date subsequent to the date of this transcript. Accordingly, undue reliance should not be placed upon the forward-looking statements.

Additional Information About the Proposed Business Combination and Where To Find It

The proposed business combination will be submitted to shareholders of Crown for their consideration. Crown intends to file a registration statement on Form S-4 (the “Registration Statement”) with the SEC which will include preliminary and definitive proxy statements to be distributed to Crown’s shareholders in connection with Crown’s solicitation for proxies for the vote by Crown’s shareholders in connection with the proposed business combination and other matters as described in the Registration Statement, as well as the prospectus relating to the offer of the securities to be issued to Brivo’s shareholders in connection with the completion of the proposed business combination. After the Registration Statement has been filed and declared effective, Crown will mail a definitive proxy statement and other relevant documents to its shareholders as of the record date established for voting on the proposed business combination. Crown's shareholders and other interested persons are advised to read, once available, the preliminary proxy statement / prospectus and any amendments thereto and, once available, the definitive proxy statement / prospectus, in connection with Crown's solicitation of proxies for its special meeting of shareholders to be held to approve, among other things, the proposed business combination, because these documents will contain important information about Crown, Brivo and the proposed business combination. Shareholders may also obtain a copy of the preliminary or definitive proxy statement, once available, as well as other documents filed with the SEC regarding the proposed business combination and other documents filed with the SEC by Crown, without charge, at the SEC's website located at www.sec.gov or by directing a request to 667 Madison Avenue, 12th Floor, New York, NY 10065, attention: Nikki Sacks.

INVESTMENT IN ANY SECURITIES DESCRIBED HEREIN HAS NOT BEEN APPROVED OR DISAPPROVED BY THE SEC OR ANY OTHER REGULATORY AUTHORITY NOR HAS ANY AUTHORITY PASSED UPON OR ENDORSED THE MERITS OF THE OFFERING OR THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED HEREIN. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

Participants in the Solicitation

Crown, Brivo and certain of their respective directors, executive officers and other members of management, employees and consultants may, under SEC rules, be deemed to be participants in the solicitations of proxies from Crown’s shareholders in connection with the proposed business combination. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of Crown’s shareholders in connection with the proposed business combination will be set forth in Crown’s proxy statement / prospectus when it is filed with the SEC. You can find more information about Crown’s directors and executive officers in Crown’s final prospectus dated February 8, 2021 and filed with the SEC on February 10, 2021. Additional information regarding the participants in the proxy solicitation and a description of their direct and indirect interests will be included in the proxy statement / prospectus when it becomes available. Shareholders, potential investors and other interested persons should read the proxy statement / prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from the sources indicated above.

No Offer or Solicitation

This transcript does not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

Investor Contacts

Investors@brivo.com

Media Contact

Media@brivo.com